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 FORM 3                                                   OMB APPROVAL
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


(Print or Type Response)
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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
London Pacific Assurance Limited              Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)           VINA Technologies, Inc. (VINA)         (Month/Day/Year)
     (Last)     (First)     (Middle)            8/7/00                   ----------------------------------
Minden House, 6 Minden Place               ----------------------------  5. Relationship of Reporting        -----------------------
----------------------------------------   3. IRS or Social Security          Person to Issuer               7. Individual or Joint/
             (Street)                         Number of Reporting           (Check all applicable)              Group Filing (Check
St. Helier, Jersey                            Person (Voluntary)               Director     X    10% Owner      Applicable Line)
United Kingdom  JE24WQ, UK                                               -----            -----                     Form filed by
--------------------------------------     ----------------------------        Officer           Other       -----  One Reporting
      (City)      (State)      (Zip)                                     ----- (give      -----  (specify           Person
                                                                               title below)      below)             Form filed by
                                                                                                             -----  More than One
                                                                         ----------------------------------         Reporting Person
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                                      TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).                                     SEC 1473(7-96)
10410631v1

 FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deriv-        ative
                                                                                      ative         Security:
                                                                                      Security
                                 -------------------------------------------------                  Direct
                                 Date      Expira-                       Amount or                  (D) or
                                 Exercis-  tion             Title        Number                     Indirect (I)
                                 able      Date                          of Shares                  (Instr. 5)

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Series B Convertible
Preferred Stock                 Immediate              Common Stock        146,782    1-to-1        D
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Series C Convertible
Preferred Stock                 Immediate              Common Stock      1,750,000    1-to-1        D
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Series D Convertible
Preferred Stock                 Immediate              Common Stock        333,334    1-to-1        D
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Series E Convertible                                                                                            By London Pacific
Preferred Stock                 Immediate              Common Stock        714,286    1-to-1        I           Life & Annuity Co.
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Explanation of Responses:




                                                                                By: /s/ Ron W. Green                   8/7/2000
                                                                                ----------------------------------  ----------------
                                                                                **Signature of Reporting Person          Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

Note. File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form                                 Page 2
are not required to respond unless the form displays a currently valid OMB Number.
SEC 1473(7-96)